SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                               (Amendment No. 5)*
                    Under the Securities Exchange Act of 1934

                           PHILIP SERVICES CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   718193 10 5
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                                 (CUSIP Number)

                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 12, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 718193 10 5
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   1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (entities only):

                                Stephen Feinberg
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions):

             (a)                      Not
             (b)                   Applicable
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   3)   SEC Use Only
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   4)   Source of Funds (See Instructions):   WC
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   5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e):
                                 Not Applicable
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   6)   Citizenship or Place of Organization:    United States
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        Number of                       7) Sole Voting Power:         6,234,752*
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:                *
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:    6,234,752*
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power            *
                                           -------------------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 6,234,752*
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):           [   ]
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   13)  Percent of Class Represented by Amount in Row (11):       21.0%*
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   14)  Type of Reporting Person (See Instructions):     IA, IN
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*As of April 12, 2002,  Madeleine LLC  ("Madeleine"),  Cerberus  Partners,  L.P.
("Cerberus"), Cerberus International, Ltd. ("Cerberus International"), Styx Partners, L.P. ("Styx"), Styx International, Ltd. ("Styx International"), The Long Horizons Fund, L.P. ("Long Horizons"), The Long Horizons Overseas Fund, Ltd. ("Horizons Overseas") and certain private investment funds (the "Funds") in the aggregate were the holders of and/or had the right to acquire 6,234,752
shares   ("Shares")  of  common  stock  of  Philip  Services   Corporation  (the
"Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine, Cerberus, Cerberus International, Styx, Styx International, Long Horizons,
Horizons Overseas and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,234,752 Shares, or 21.0% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 3 and Item 5 for further information.

THIS SCHEDULE 13D AMENDMENT NO. 5, ALONG WITH THE SCHEDULE 13D AMENDMENT NO. 4 BEING FILED SIMULTANEOUSLY HEREWITH, TOGETHER AMEND AND RESTATE IN ITS ENTIRETY THE INFORMATION SET FORTH IN THE SCHEDULE 13D AMENDMENT NO. 3 FILED AS OF APRIL 12, 2002 BY STEPHEN FEINBERG.


Item 2.  Identity and Background.
         -----------------------

Item 2 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

         The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) through one or more intermediate entities, as the investment manager for each of Madeleine L.L.C., a limited liability company organized under the laws of the State of Delaware ("Madeleine"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("Cerberus International"), Styx Partners, L.P., a Delaware limited partnership ("Styx"), Styx
International,  Ltd.,  a  corporation  organized  under the laws of the  Bahamas
("Styx International"), The Long Horizons Fund, L.P., a Delaware limited partnership ("Long Horizons"), The Long Horizons Overseas Fund, Ltd., a corporation organized under the laws of the Bahamas ("Horizons Overseas"), and certain other private investment funds (the "Funds"). Cerberus, Madeleine, Cerberus International, Styx, Styx International, Long Horizons, Horizons Overseas and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

         Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 3 is hereby amended by adding the following:

         On April 12, 2002, Madeleine, on behalf of Styx, Styx International, Long Horizons and Horizons Overseas, in a private transaction directly with the Company, purchased an aggregate of 1,091,540 Shares at a purchase price of $.01 per Share, for an aggregate purchase price of $10,915.40. All funds used to purchase such Shares on behalf of Styx, Styx International, Long Horizons and Horizons Overseas came from the assets of Styx, Styx International, Long
Horizons and Horizons Overseas, respectively. The purchase and sale of such Shares between Madeleine and the Company was completed in connection with certain loans and other financial accommodations made by Madeleine to and in favor of the Company as of April 12, 2002.

         Further, as a result of additional pay-in-kind interest which had accreted on all PIK Notes held by Madeleine, Cerberus, International and the Funds, as of April 12, 2002, Madeleine, Cerberus, International and the Funds held or had the right to acquire in the aggregate 1,763,711 Shares upon conversion of all PIK Notes held by them.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

         Based upon the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, there were issued and outstanding 24,256,437 Shares as of April 11, 2002 (not including the Shares purchased by Styx, Styx
International, Long Horizons and Horizons Overseas on April 12, 2002, and not including Shares purchased directly from the Company by entities unrelated to Stephen Feinberg and/or any of the entities described herein also on April 12,
2002). As of April 12, 2002, Madeleine was the holder of 132,020 Shares, Cerberus was the holder of 955,817 Shares, Cerberus International was the holder of 2,063,559 Shares, Styx was the holder of 290,904 Shares, Styx International was the holder of 523,452 Shares, Long Horizons was the holder of 68,757 Shares, Horizons Overseas was the holder of 208,427 Shares and the Funds in the aggregate were the holders of 228,105 Shares. In addition, as of April 12, 2002, Madeleine had the right to acquire 98,768 additional Shares upon conversion of the PIK Notes held by it, Cerberus had the right to acquire 598,739 additional Shares upon conversion of the PIK Notes held by it, Cerberus International had the right to acquire 957,580 additional Shares upon conversion of the PIK Notes held by it and the Funds in the aggregate had the right to acquire 108,624 additional Shares upon conversion of the PIK Notes held by them. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine, Cerberus, Cerberus International, Styx, Styx International, Long Horizons, Horizons Overseas and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,234,752 Shares, or 21.0% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

         Since the filing of the Schedule 13D Amendment No. 4 by Mr. Feinberg as of March 5, 2002, the only transactions in Shares, or securities convertible into Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were (i) the acquisition of the Shares by Madeleine on behalf of Styx, Styx International, Long Horizons and Horizons Overseas described in Item 3 of this Schedule 13D Amendment No. 5 and (ii) the accretion of the additional pay-in-kind interest on the PIK Notes.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

Item 6 is hereby amended by adding the following:

         The Company and Madeleine, among others, are parties to an Amended and Restated Registration Rights Agreement, dated as of April 12, 2002, pursuant to which the Company has granted to Madeleine (and the other parties to such Agreement) certain rights with respect to the registration of securities of the Company held by Madeleine (including its affiliates and funds or accounts managed by Madeleine and/or its affiliates) and such other parties.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 4, 2002


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,  the   general
                                            partner of Cerberus Partners,  L.P.,
                                            and as  the  investment manager  for
                                            each of  Madeleine L.L.C.,  Cerberus
                                            International,  Ltd., Styx Partners,
                                            L.P., Styx International,  Ltd., The
                                            Long  Horizons Fund, L.P.,  The Long
                                            Horizons Overseas Fund, Ltd. and the
                                            Funds


Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).